                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------

                               Mark VII, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                570414 10 2
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  4  Pages
                                        ---

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CUSIP No. 570414 10 2                 13G                 Page  2  of  4  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Dresdner Bank AG 13-2722082
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
         Frankfurt, Germany
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
         603,500
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
         13.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
         BK, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1(A)    NAME OF ISSUER:

             Mark VII, Inc.

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             10100 N.W. Executive Hill Blvd.
             Kansas City, Missouri  64153

ITEM 2(A)    NAME OF PERSON FILING:

             Dresdner Bank AG

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Jurgen-Ponto-Platz 1
             60301 Frankfurt, Germany

ITEM 2(C)    CITIZENSHIP:

             German Bank

ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

             Common

Item 2(e)    CUSIP Number:

             570414 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (g)   [X]  Parent Holding Company in accordance with Section
240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934.  *See Exhibit A.

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                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 4.      OWNERSHIP.

             See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON.

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             See Exhibit A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dr. Reinhard Pruesche

By /s/William L. Price
    William L. Price
    Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

Dr. Reinhard Preusche                 February 7, 1997
    General Assistant Manager

By /s/ William L. Price
   William L. Price
    Attorney-in-Fact

                              EXHIBIT A

Dresdner Bank AG ("Dresdner") is an international banking organization headquartered in Frankfurt, Germany. RCM Capital Management, L.L.C. ("RCM"), a wholly owned subsidiary of Dresdner, is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934. Dresdner has beneficial ownership of the securities reported on this Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.



DRESDNER BANK AG

Dr. Reinhard Pruesche                 February 7, 1997

By /s/ William L. Price
    William L. Price
    Attorney-in-Fact